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                               May 5, 2021

       Daniel Okelo
       Chief Executive Officer
       Limitless Projects Inc.
       2261 Rosanna Street
       Las Vegas, Nevada 89117

                                                        Re: Limitless Projects
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 13,
2021
                                                            File No. 333-252795

       Dear Mr. Okelo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed April 13,
2021

       Report of Independent Registered Public Accounting Firm, page F-2

   1. We reviewed the changes you made to correct the errors in your financial statements in response to comment 3.
Please make arrangements for your auditor to revise its audit report to reference the
error correction and the footnote that discusses it. Also, revise your financial statements to
label them as restated and provide the disclosures required by ASC
                                                        250-10-50-7, including
disclosing the nature of the errors and quantifying the effects of the error correction.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Daniel Okelo
Limitless Projects Inc.
May 5, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Stringer at (202) 551-3272 or Rufus Decker at
(202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel Okelo
                                                           Division of
Corporation Finance
Comapany NameLimitless Projects Inc.
                                                           Office of Trade &
Services
May 5, 2021 Page 2
cc:       Greg Yanke
FirstName LastName